04021379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

~~FORM 11-K~~ ARS

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2004
WASH. D.C. 181

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Johnson Controls Interiors PERT Plan
One Prince Center
Holland, Michigan 49423

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

# JOHNSON CONTROLS INTERIORS PERT PLAN

## Financial Statements and Supplemental Schedule

## September 30, 2003 and 2002

# Johnson Controls Interiors PERT Plan
## Index to Financial Statements and Supplemental Schedule
## September 30, 2003 and 2002



Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**COLEMAN & WILLIAMS, LTD.**
*A Professional Services Firm*

**Report of Independent Public Accountants**

To the Participants and Administrator
of the Johnson Controls Interiors PERT Plan:

We have audited the accompanying statement of assets available for benefits of the Johnson Controls Interiors PERT Plan (the Plan) as of September 30, 2003, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements and supplemental schedules for the year ended September 30, 2002 were reported on by other auditors, whose report dated March 24, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Johnson Controls Interiors PERT Plan as of September 30, 2003, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
March 5, 2004

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

**Report of Independent Auditors**

To the Participants and Administrator
of the Johnson Controls Interiors PERT Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Interiors PERT Plan (the "Plan") at September 30, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 24, 2003

# Johnson Controls Interiors PERT Plan
## Statements of Net Assets Available for Benefits

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| *Assets* | | |
| Investments (See Note 3) | $ 273,182,137 | $ 241,996,412 |
| Cash | - | 89,634 |
| Receivables: | | |
| Employer contribution | 19,112,560 | 16,717,336 |
| Participant contributions | 193,593 | - |
| Participant loans | 9,974,009 | 7,438,919 |
| Total receivables | 29,280,162 | 24,156,255 |
| Net assets available for benefits | $ 302,462,299 | $ 266,242,301 |

The accompanying notes are an integral part of these financial statements.

# Johnson Controls Interiors PERT Plan
## Statement of Changes in Net Assets Available for Benefits

| | Year Ended September 30, 2003 |
|---|---|
| *Additions* | |
| Additions to net assets attributed to: | |
| Investment income: | |
| Net appreciation in fair value of investments (see Note 3) | $ 35,994,731 |
| Interest and dividends | 3,492,705 |
| | 39,487,436 |
| Contributions: | |
| Participant | 14,300,811 |
| Employer | 18,276,988 |
| | 32,577,799 |
| Total additions | 72,065,235 |
| *Deductions* | |
| Deductions from net assets attributed to: | |
| Benefits paid to participants | 35,929,420 |
| Administrative expenses | 9,149 |
| Total deductions | 35,938,569 |
| Net increase prior to transfers | 36,126,666 |
| Transfers from other plans, net | 93,332 |
| Net increase | 36,219,998 |
| Net assets available for benefits: | |
| Beginning of year | 266,242,301 |
| End of year | $ 302,462,299 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Description of Plan

### General

The Johnson Controls Interiors PERT Plan (the "Plan") is a defined contribution retirement plan which covers all eligible employees of Johnson Controls Interiors L.L.C. (the "Company"), excluding certain foreign subsidiaries. Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, losses or forfeitures of terminated participants' nonvested balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 30, 2003, the Plan changed its trustee from Putnam Fiduciary Trust Company ("Putnam") to Fidelity Management Trust Company.

### Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company can make discretionary contributions as determined by the Board of Directors. Contributions are subject to certain limitations.

### Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after seven years of credited service.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be used to pay Plan expenses and may be applied to reduce future employer contributions under the Plan. At September 30, 2003 and 2002, forfeited nonvested accounts totaled $185,363 and $835,572, respectively.

### Participant Loans

The Plan allows participants to borrow funds from their accounts. Regular payroll deductions in equal amounts are required to repay the loan. The interest rate on a loan is based on the prime rate plus 1 percent as determined quarterly by the plan administrator. Loans must be repaid in full at the time of retirement or termination.

### Benefit Payments

On termination of service due to death, disability or retirement, a participant may elect to receive distributions in one of the following ways: 1) a lump sum amount equal to the value of the participant's vested interest in his or her account; 2) annual installments over a period not to exceed 20 years; or 3) an annuity contract for the lifetime of the participant or the participant's spouse. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

## Note 1 - Description of Plan (cont.)

### Administration

The Plan is administered by the Employee Benefits Policy Committee of Johnson Controls, Inc. ("JCI") appointed by JCI. The custodian and recordkeeper of the Plan is Fidelity Investments Institutional Retirement Services Company ("Fidelity"). The Plan pays all significant administrative and other expenses of the Plan.

## Note 2 - Summary of Significant Accounting Policies

### Accounting Method

The financial statements of the Plan are prepared under the accrual method of accounting.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

### Valuation of Investments

Investments are stated at fair value, as determined by using quoted market prices for traded securities as of the last business day of the plan year.

The change in the difference between fair value and the cost of investments held is combined with realized gains and losses on sales of investments and is reported in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

### Benefit Payments

Benefits are recorded when paid.

**Note 3 - Investments**

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

| | 2003 | 2002 |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| Fidelity Funds: | | |
| Growth & Income, 787,670 and 0 shares, respectively | $ 25,764,693 | $ - |
| Asset Manager, 1,342,568 and 0 shares, respectively and 0 shares, respectively | 20,071,395 | - |
| Retirement Government Money Market, 49,330,893 and 0 shares, respectively | 49,330,893 | - |
| Putnam Funds: | | |
| International Equity, 901,500 and 0 shares, respectively | 16,740,860 | - |
| Growth and Income, 0 and 1,693,101 shares, respectively | - | 21,959,521 |
| Voyager, 0 and 2,454,739 shares, respectively | - | 29,677,798 |
| New Opportunities, 0 and 800,182 shares, | - | 21,356,855 |
| Asset Allocation Balanced, 0 and 1,909,542, respectively | - | 15,467,290 |
| International Growth, 0 and 1,361,241 shares, respectively | - | 20,704,469 |
| Money Market, 0 and 59,293,406 shares, respectively | - | 59,293,406 |
| AIM Small Cap Growth Fund, 696,592 and 0 shares, respectively | 16,160,938 | - |
| Artisan Mid Cap Fund, 1,168,863 and 0 shares, respectively | 27,024,116 | - |
| JCI Common Stock, 258,014 and 279,791 shares, respectively | 25,883,971 | 21,493,539 |
| Investments at estimated fair value | | |
| U.S. Equity Index Commingled Pool, 1,239,043 and 0 shares, respectively | 37,307,589 | - |

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $35,994,731 as follows:

| | |
|---|---|
| Investments at fair value as determined by quoted market price: | |
| Fidelity Funds | $ 4,111,515 |
| Janus Fund | 1,635,088 |
| Putnam Funds | 18,170,964 |
| Artisan Fund | 3,414,282 |
| Strong Common Stock | 24,181 |
| JCI Common Stock | 5,288,675 |
| | 32,644,705 |
| Investments at estimated fair value: | |
| U.S. Equity Index Commingled Pool | 3,350,026 |
| Net appreciation in fair value | $ 35,994,731 |

**Note 4 - Tax Status.**

The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

**Note 5 - Plan Termination**

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to certain provisions of the Plan and ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

**Note 6 - Party-in-Interest Transactions**

Transactions involving JCI common stock, participant loans, and the funds administered by Fidelity are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

**Note 7 - Subsequent Event**

At December 31, 2003, the Plan's year end changed from September 30 to December 31.

# Johnson Controls Interiors PERT Plan
## Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
## (Plan No. 001, EIN: 38-3380735)
## September 30, 2003

| Identity of issue, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par, or maturity value | Current Value |
|---|---|---|
| * Fidelity Funds: | | |
| Fixed Income | 1,436,846 shares | $ 1,436,846 |
| Puritan | 745,220 shares | 12,661,295 |
| Magellan | 12,704 shares | 1,127,138 |
| Growth & Income | 787,670 shares | 25,764,693 |
| Overseas | 21,503 shares | 586,588 |
| Asset Manager | 1,342,568 shares | 20,071,395 |
| Low Price Stock Fund | 61,699 shares | 1,920,060 |
| Asset Manager: Growth | 851,330 shares | 11,467,414 |
| Asset Manager: Income | 238,030 shares | 2,808,758 |
| Retirement Government Money Market Portfolio | 49,330,893 shares | 49,330,893 |
| Short-Intermediate Government Portfolio | 1,190,985 shares | 11,683,565 |
| U.S. Equity Index | 1,239,043 shares | 37,307,589 |
| Putnam Funds: | | |
| International Equity | 901,500 shares | 16,740,860 |
| AIM Small Cap Growth Fund | 696,592 shares | 16,160,938 |
| Artisan Mid Cap Fund | 1,168,863 shares | 27,024,116 |
| Janus Fund | 492,017 shares | 10,209,356 |
| Strong Common Stock | 51,058 shares | 996,662 |
| * JCI Common Stock | 258,014 shares | 25,883,971 |
| | | $ 273,182,137 |
| * Participant Loans | Due dates range from one to thirty years; 1% above prime rate | $ 9,974,009 |
| Total investments | | $ 283,156,146 |

* Indicates party-in-interest.

Note: Cost information is not required for participant-directed investments and is therefore not included

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS INTERIORS PERT PLAN

By: ______________________
Stephen A. Roell
Senior Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

March 26, 2004

## Index to Exhibits

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of Independent Public Accountants |
| 23.2 | Consent of Independent Accountants |
| 32 | Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

## CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated March 5, 2004 relating to the financial statements of the Johnson Controls Interiors PERT Plan, which appears in this Form 11-K.

Coleman & Williams, Ltd.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
March 23, 2004

# CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated March 24, 2003 relating to the financial statements of the Johnson Controls Interiors PERT Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
March 24, 2004

**EXHIBIT 32**

## CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, Chairman and Chief Executive Officer and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls Interiors PERT Plan (the "Plan") for the year ended September 30, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: March 26, 2004

John M. Barth

Stephen A. Roell